Part 2

Item 2: Affiliates Trading Activities on the ATS

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?	◉ Yes ○ No
If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).	The following Affiliates are subscribers of the ATS (parentheticals following each name lists the Affiliate' MPID(s), capacity and description): (i) Fidelity Clearing Canada ULC (FIDT & FCCU, Agency, Canadian entity engaged in broker-dealer activities); (ii) FMR Co., Inc (N/A, Agency, Investment advisor registered with the SEC); and (iii) Fidelity Management and Research Company (N/A, Agency, Investment advisor registered with the SEC). Affiliate orders routed to the ATS via Fidelity Capital Markets would reflect an MPID of NFSC. The following Affiliates may access the ATS indirectly by routing trading interest through other ATS subscribers, including the Affiliate-subscribers listed above (parentheticals following each name lists the Affiliate' MPID(s), capacity and description): (i) Fidelity Personal and Workplace Advisors LLC (N/A, Agency, Investment advisor registered with the SEC); (ii) ~~Luminex Trading & Analytics LLC (LMNX),~~Kezar Markets LLC (Agency & Principal, Broker-dealer registered with the SEC); (iii) Impresa Management (Agency, Investment advisor registered with the SEC); (iv) Fidelity Personal Trust Company (Agency, Domestic trust company); ~~(v) Fidelity SelectCo, LLC (Agency, Investment advisor registered with the SEC);~~ (v~~i~~) Fidelity Management & Research (Japan) Limited (Agency, Investment advisor registered with the SEC); (v~~i~~i) Fidelity Management & Research (Hong Kong) Limited (Agency, Investment advisor registered with the SEC); (v~~i~~ii) Fidelity (Canada) Asset Management ULC (Agency, Canadian entity engaged in investment advisory activities); (viii~~ix~~) Fidelity Institutional Asset Management Trust Company (Agency, Domestic trust company); (ix) FIAM LLC (Agency, Investment advisor registered with the SEC); (x~~i~~) Ballyrock Investment Advisors LLC (Agency, Investment advisor registered with the SEC); (x~~i~~i) Fidelity Global Brokerage Group, Inc. (Domestic entity engaged in securities activities); (xi~~i~~i) Fidelity Investments Canada, ULC (Agency, Canadian entity engaged in investment advisory activities.); (xiii~~v~~) Fidelity Management Trust Company (Agency, Domestic Trust Company);(xiv) Fidelity Distributors Corporation (Agency, Investment advisor registered with the SEC); (xv~~i~~) ~~Fidelity Investments Money Management, Inc. (Agency, Investment advisor registered with the SEC); (xvii)~~ FMR Investment Management (UK) Limited (Agency, Investment advisor registered with the SEC); (xv~~ii~~i) Strategic

	Advisers LLC (Agency, Investment advisor registered with the SEC); (xvii~~ix~~) Fidelity Investments Institutional Services Company, Inc. (Agency, Investment advisor registered with the SEC); (xviii~~x~~) Fidelity Institutional Wealth Adviser LLC (Agency, Investment advisor registered with the SEC); (xix~~xi~~) Fidelity Brokerage Services LLC (FIBS, Agency, Broker-dealer registered with the SEC); and (xx~~ii~~) Digital Brokerage Services LLC (DIBS, Agency, Broker-dealer registered with the SEC). (xxi~~ii~~) Green Pier Fintech LLC, (PIER) (Agency, Broker-Dealer registered with the SEC); (xxii~~v~~) Fidelity Diversifying Solutions LLC (Agency, Investment Advisor registered with the SEC). Affiliate orders routed to the ATS via another Subscriber would reflect the MPID of that Subscriber.
b. If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?	○ Yes ◉ No
If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.	NFS considers factors such as, but not limited to, a subscriber's business type and observed trading behavior and may: (i) limit subscribers to adding liquidity only; (ii) prohibit access to the Conditional Cross, and (iii) not make available to certain subscribers, or limit the configuration of, the counterparty permissioning. The restrictions listed above generally would not be applied to NFS affiliates. As relevant, NFS affiliates may utilize counterparty permissioning functionality, remove liquidity, and utilize the Conditional Cross.

Part 3
Item 20: <u>Suspension of Trading</u>

a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.	The ATS complies with all exchange issued requests to halt, suspend, or stop trading a security. Additionally, NFS may choose to halt, suspend, or stop trading a security for reasons including system issues and business reasons. NFS will suspend trading a security to prevent such as preventing a stock from triggering fair access thresholds (suspending trading in a specific symbol in order to prevent the ATS from trading >5% of the symbol's volume in four of preceding six calendar months. If a symbol is suspended, all orders for that symbol will be rejected.). Generally, the ATS continues to accept orders following a trading halt or other suspension of trading. However, the ATS may not accept orders if there are system issues or market disruptions that warrant a cessation of trading. Generally, theThe ATS will not cancel back open interest following a suspension in trading, except in the case of suspension of trading to prevent triggering of fair access thresholds. Where not cancelled back, oOrders received prior to or during a suspension of trading retain their actual order receipt time for priority purposes (ignoring instances where a pegged order receives a new timestamp following a reference price change or other instances where an order may otherwise receive a new timestamp).
b. Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ◯ No